Exhibit 99.1

WiMi Hologram Cloud Inc. Announces the Appointment of Dr. Harriet Ywan as an Independent Director

BEIJING, July 13, 2022 /PRNewswire/ — WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading hologram Augmented Reality (“AR”) technology provider, today announced the resignation of Yuanyuan Liu, who was an independent director of the Board of Directors (the “Board”). On July 12, 2022, Yuanyuan Liu delivered his notice to resign from his position as a member of the Board. The resignation of Yuanyuan Liu did not result from any disagreement with the Company.

On July 12, 2022, the Board appointed Dr. Harriet Ywan as an independent director of the Board to fill the vacancy created by Yuanyuan Liu.

Dr. Harriet Ywan served as vice president at Beijing Innetna Information Technology Co., Ltd. from 2014 to 2018, where he was responsible for software development and system architecture, and the development and design of a mobile application platform. In recent years, Dr. Harriet Ywan has been engaged in the research, development and application of pattern recognition and image processing. Dr. Harriet Ywan has participated in the research work of a number of projects such as the National Natural Science Foundation of China and the Guangdong Provincial Natural Science Foundation of China. Dr. Harriet Ywan has made good achievements in pattern recognition, image processing, etc., and has published many academic papers in pattern recognition, image processing and other fields. Dr. Harriet Ywan received his doctorate degree from Chinese Academy of Sciences in 2013, and his bachelor’s degree from Wuhan University of Science and Technology in 2006.

Dr. Harriet Ywan has extensive research and development experience in virtual reality and mixed reality industries. The Company believes that Dr. Harriet Ywan is well-qualified based on his experience to serve as an independent director of the Board.

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud Inc. (NASDAQ: WIMI), whose commercial operations began in 2015, is a holographic cloud comprehensive technical solution provider that focuses on professional areas including holographic AR automotive HUD software, 3D holographic pulse LiDAR, head-mounted light field holographic equipment, holographic semiconductor, holographic cloud software, holographic car navigation and others. Its services and holographic AR technologies include holographic AR automotive application, 3D holographic pulse LiDAR technology, holographic vision semiconductor technology, holographic software development, holographic AR advertising technology, holographic AR entertainment technology, holographic ARSDK payment, interactive holographic communication and other holographic AR technologies. For more information, please visit http://ir.wimiar.com.

Safe Harbor / Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com